

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON REPORTS YEAR-END 2011 RESERVES

CALGARY, March 7, 2012 – Compton Petroleum Corporation (TSX - CMT) reports estimated reserve volumes together with the net present value of its reserves as at December 31, 2011. GLJ Petroleum Consultants Ltd. ("GLJ") has completed an evaluation of 100% of the Corporation's petroleum and natural gas reserves as at December 31, 2010 in accordance with the provisions of National Instrument 51-101.

Summary Results:

Reserves have been reduced as a result of the economic impact of lower natural gas price forecasts, technical revisions and asset dispositions. Higher natural gas prices and renewed development drilling would be expected to provide positive revisions to Compton's reserves.

- Net asset value was $13.71 per basic common share on a proved basis and $19.58 per basic common share on a proved plus probable basis at December 31, 2011, based on the independently estimated reserve values (discounted at 10% before tax), independently estimated undeveloped land value, and outstanding debt as of December 31, 2011[1];

- Proved reserve life index ("RLI") is 11.1 years and proved plus probable RLI is 16.6 years;

- Total proved reserves decreased by 11% while reserve value decreased by 21% from 2010:
  - o Net of production and dispositions, total proved reserves decreased by 1%
  - o Extensions and improved recoveries offset negative revisions by 82% due to economic cutoffs

- Proved plus probable reserves decreased by 9% with an associated value reduction of 18%:
  - o Net of production and dispositions, total proved plus probable reserves decreased by 1%
  - o Proved reserves comprise 67% of total proved plus probable reserves

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[1] Net asset value calculation excludes Administrative expenses and reclamation costs.

- Extensions and improved recovery added 3% or 1.8 MMBoe to proved reserves and 3% or 2.5 MMBoe to proved plus probable reserves; and

- Undeveloped land of 272,618 net acres was valued at $62.0 million by an independent land evaluator.

2011 Reserves

Summary of Estimated Reserve Volumes – Company Working Interest

December 31,	Oil (MBbl)	Natural Gas (MMcf)	NGL (MBbl)	2011 Total (MBoe)	Proved %	2010 Total (MBoe)	Proved %
Proved							
Producing	1,818	195,619	3,582	38,003	75%	42,771	75%
Non-producing	137	14,390	290	2,825	6%	2,787	5%
Undeveloped	279	50,462	1,372	10,062	19%	11,516	20%
Total Proved	**2,234**	**260,471**	**5,244**	**50,890**	**100%**	**57,074**	**100%**
Probable	877	130,649	2,630	25,282		26,604	
Total Proved + Probable	**3,111**	**391,120**	**7,874**	**76,172**		**83,678**	

(1) Forecast prices and costs; numbers may not add due to rounding.

Compton's total proved reserve base is comprised of 85% natural gas and 15% liquids. Proved producing reserves comprise 75% of total proved reserves, and total proved reserves account for 67% of the proved plus probable reserves. The Corporation has a total proved RLI of 11.1 years and a proved plus probable RLI of 16.6 years, based on current production of approximately 12,500 boe/d.

The primary factors impacting Compton's reserves in 2011 are the effects of annual production and asset dispositions. Net of these items, reserves decreased by 1% and 1% for proved and proved plus probable categories respectively. The economic impact of lowered price forecasts was a significant contributor to these decreases. During 2011, Compton produced 4.8 MMBoe and sold approximately 1.1 MMBoe of proved reserves.

Additions from drilling in the Niton area, specifically from wells in the Rock Creek and Wilrich Formations, was the main contributor to the reserve increase from extensions and improved recoveries on both a proved and proved plus probable basis. Compton's 2011 exploration of its emerging oil prospects in the Ellerslie and Basal Quartz Formations in the Southern Plains area also provided additions to reserves. In total, these additions increased reserves by 1,830 MBoe and 2,516 MBoe on a proved and proved plus probable basis, respectively.

Proved and probable reserve additions were offset by technical revisions mainly due to the economic impact of lowered price forecasts for gas locations in Southern Plains, particularly the Belly River and Wabamum Formations. The technical revisions include changes related to potentially recoverable volumes associated with future development projects, which are now marginal based on the current gas price outlook and which Compton currently has no firm development commitment. These volumes are now classified as contingent resources rather than undeveloped reserves.

Net Present Value

| December 31 ($000s) | 2011 | | | 2010 Discount Rate |
| | Discount Rate | | | |
	0%	10%	15%	10%
Proved				
Producing	$ 862,208	$ 388,203	$ 310,431	$ 492,161
Non-producing	52,172	28,152	22,521	27,536
Undeveloped	166,974	45,029	22,362	65,832
Total Proved	**$ 1,081,355**	**$ 461,384**	**$ 355,314**	**$ 585,530**
Probable	595,297	154,558	96,929	165,853
Total Proved + Probable	**$ 1,676,652**	**$ 615,942**	**$ 452,242**	**$ 751,382**

(1) Forecast prices and costs; before income taxes; numbers may not add due to rounding.

Future net revenues are calculated based upon estimated revenues less royalties, operating costs, future development costs, and well abandonment costs. Estimated income taxes have not been deducted. The net present value should not be considered the current market value of Compton's reserves or the costs that would be incurred to obtain equivalent reserves.

The main contributors to the change in valuation were:

- The change in the commodity price deck:
    - If the 2011 year-end reserves were evaluated using the January 1, 2011 commodity price deck, the value reduction would be 16% for proved and 16% for proved plus probable reserves as compared to the reported 21% and 18% respectively;

- The effect of technical revisions, which were impacted by well performance and economic limitations due to the price forecast; and

- The impact of dispositions.

Compton expects an increase in the valuation of its reserves with improvements in commodity prices, additional cash flow and further development.

Price forecasts as of December 31, 2011 used in the above evaluation are GLJ's January 1, 2012 price deck. Further detail regarding Compton's 2011 reserve evaluation, including the detailed 2012 price deck, can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com in Compton's 2012 Annual Information Form.

Undeveloped Land

Compton had a total of 272,618 net acres of undeveloped land at December 31, 2011. Total land decreased from 2010 due to asset sales and land expiries in areas viewed as less prospective by the Corporation. Based on the evaluation completed by Independent Land Evaluations Inc., this acreage was valued at $62.0 million. This amount is not included in the reserves evaluation.

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About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin. Compton 's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as cash flow and cash flow per share. Non-GAAP measures do not have any standardized meaning within IFRS and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with IFRS, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Contingent resources disclosed herein represent those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce any portion of the resources.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the results of its reserve evaluation. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.